UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Amendment No. 1

PEDIATRIC PROSTHETICS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

70532V101
(CUSIP Number)

Linda Putback-Bean
12926 Willow Chase Drive
Houston, Texas  77070
Phone: 866-582-0966
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|   1  |           Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Linda Putback-Bean

|   2  |           Check the Appropriate Box if a Member of a Group
(a)[  ]
(b)[  ]

|   3  |           SEC Use Only

|   4  |           Source of Funds
   OO

|   5  |           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[  ]

|   6  |           Citizenship or Place of Organization
    United States

| 7 | Sole Voting Power
  N/A
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With

| 8 | Shares Voting Power

52,210,251

| 9 | Sole Dispositive Power

N/A

   |10 | Shared Dispositive Power

35,110,251

|  11  |                            Aggregate Amount Beneficially Owned by Each Reporting Person
52,210,251

|  12  |                            Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

|  13  |                            Percent of Class Represented by Amount in Row (11)
39.2%

|  14  |                            Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Pediatric Prosthetics, Inc. (the “Company”).  The principal executive offices of the Company are located at 12926 Willow Chase Drive, Houston, Texas  77070.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Linda Putback-Bean, the Chief Executive Officer and Director of the Company.   Mrs. Bean’s office address is 12926 Willow Chase Drive, Houston, Texas  77070.  Mrs. Putback-Bean is a United States citizen.

(d)-(e)  During the last five years, Mrs. Putback-Bean has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) made a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source of Amount of Funds or Other Compensation

Mrs. Putback-Bean was issued 7,000,000 shares of the Company’s common stock in November 2003 and 27,210,251 shares of the Company’s common stock in November 2004 (of which 4,000,000 shares were subsequently cancelled in November 2005(the “Cancelled Shares”), leaving Mrs. Putback-Bean the owner of 30,210,251 shares of common stock), in consideration for services rendered to the Company as the Company’s Chief Executive Officer.  Additionally, in November 2003, she was issued 900,000 shares of the Company’s Series A Preferred Stock (“Preferred Stock”) in consideration for services rendered to the Company as the Company’s Chief Executive Officer.  The 900,000 shares of Preferred Stock are able to vote an aggregate of 18,000,000 shares of common stock.  The 900,000 shares of Preferred Stock are convertible at Mrs. Putback-Bean’s option into 900,000 shares of the Company’s common stock.

Linda Putback-Bean agreed to cancel the 4,000,000 Cancelled Shares to reduce the number of issued shares of the Company and to increase the number of authorized but unissued shares of the Company to allow the Company sufficient shares of common stock to pay various consultants for services rendered, with the understanding that the 4,000,000 Cancelled Shares would be re-issued to her at such time as the Company was able to increase its authorized shares.  The Company subsequently increased its authorized number of shares of common stock to a level sufficient to allow for the issuance of shares of common stock for required corporate purposes, including to pay consultants for services rendered and to allow for conversions of convertible notes.  Such authorized but unissued shares of the Company allowed for the reissuance of the 4,000,000 Cancelled Shares, and the Company’s Board of Directors agreed to re-issued the Cancelled Shares to Mrs. Putback-Bean on February 10, 2008, which shares were issued on or about February 12, 2008.

Item 4. Purpose of Transaction

Mrs. Putback-Bean acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, she may purchase additional securities of the Company or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

Mrs. Putback-Bean also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mrs. Putback-Bean does not currently have any plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)
Mrs. Putback-Bean beneficially owns 52,210,251 shares, or 39.2% of the voting stock of the Company, out of 133,247,181 total voting shares, which number includes 113,247,181 shares of common stock issued and outstanding, as of the date of this filing, and 1,000,000 shares of Preferred Stock issued and outstanding, which shares can vote in aggregate, 20,000,000 shares.  Mrs. Putback-Bean’s beneficial share ownership includes 34,210,251 shares of common stock which she holds and 18,000,000 voting shares in connection with the 900,000 shares of Preferred Stock which she holds (which Preferred Stock is convertible into 900,000 shares of common stock at the option of Mrs. Putback-Bean).

(b)
Mrs. Putback-Bean has the power (along with her husband, Kenneth W. Bean) to vote 52,210,251 shares, or 39.2% of the voting stock of the Company, out of 133,247,181 total voting shares, which number includes 113,247,181 shares of common stock issued and outstanding, and 1,000,000 shares of Preferred Stock issued and outstanding, as of the date of this filing, which can vote in aggregate, 20,000,000 shares.  Mrs. Putback-Bean has the power (along with her husband, Kenneth W. Bean) to dispose of 35,110,251 shares of common stock which includes 34,210,251 shares of common stock currently held by Mrs. Putback-Bean and 900,000 shares of Preferred Stock which are convertible into 900,000 shares of common stock at the option of Mrs. Putback-Bean.  Additionally, all of the shares of stock held by Mrs. Putback-Bean are deemed to be beneficially owned by her husband, the Company’s Vice President, Kenneth W. Bean, as Texas, her state of residence is a community property state.

(c)	N/A.

(d)
No person, other than Linda Putback-Bean and Kenneth W. Bean, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mrs. Putback-Bean.

(e)	N/A.

  Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2008

By: /s/ Linda Putback-Bean
  Linda Putback-Bean